

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 3, 2010

By facsimile to (212) 407-4990 and U.S. Mail

Mr. Jie Han
Chief Executive Officer and Chairman
China XD Plastics Company Limited
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, People's Republic of China 150078

Re: China XD Plastics Company Limited
        Pre-effective Amendment 1 to Registration Statement on Form S-3
        Filed January 28, 2010
        File No. 333-164027

Dear Mr. Han:

        We reviewed the filing and have the comment below.

General

1.   We considered your response to prior comment 1, but remain concerned that the offering
        may be a primary offering on behalf of the issuer given a number of factors, including the
        offering size, the amount of time since the private placement, the conversion and exercise
        terms, and nature of the selling shareholders. We believe that China XD Plastics should
        reduce significantly the size of the offering relative to the number of outstanding shares
        held by non-affiliates. Alternatively, China XD Plastics should identify the selling
        stockholders as underwriters in the registration statement.

Closing

        As appropriate, please amend your registration statement in response to the comment.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your response to our comment and
provides any requested information. Detailed cover letters greatly facilitate our review. Please

understand that we may have additional comments after review of your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Ms. Kim Sharpe
ISL, Inc.
Agent for Service, China XD Plastics Company Limited
10 Bodie Drive
Carson City, NV 89706

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154